Exhibit 99.1

NEWS RELEASE

Toronto, 7 November 2016

Franco-Nevada Reports Record Q3 Results

Strong portfolio performance leads to increase in guidance.  $100 million agreement to acquire oil & gas royalties.

Franco-Nevada’s CEO, David Harquail, commented: “Our overall portfolio is performing very well.  We now expect to exceed the high end of our previous guidance range for both Gold Equivalent Ounces1 (“GEOs”) and oil & gas revenues.  In addition, we are benefiting from higher commodity prices.  Even with our ongoing Cobre Panama contributions and industry leading dividend, Franco-Nevada is growing its cash balances and has no debt.  We are also seeing investment opportunities across a range of commodities.  Franco-Nevada has just agreed to acquire for $100 million oil & gas royalty assets in the U.S.”

Financial results for Q3/2016 are reported in U.S. dollars unless otherwise noted.  The highlights include:

•	123,065 GEOs — a new record
•	$172.0 million in revenue — a new record
•	$142.2 million of Adjusted EBITDA[2] or $0.80 per share — a new record
•	$54.4 million of Net Income or $0.31 per share
•	$53.5 million of Adjusted Net Income[3] or $0.30 per share
•	$277.6 million in cash and cash equivalents at quarter end and no debt

Revenues and GEOs by Asset Categories

	Q3/2016		Q3/2015
	Revenue	GEOs	Revenue	GEOs
	(in millions)	#	(in millions)	#
Precious Metals
Gold	$113.4	85,127	$81.9	72,908
Silver	36.2	27,337	4.0	3,522
PGM	12.1	9,098	7.0	6,506
Precious Metals - Total	$161.7	121,562	$92.9	82,936
Other Minerals	2.0	1,503	3.0	2,701
Oil & Gas	8.3	—	7.8	—
	$172.0	123,065	$103.7	85,637

For Q3/2016, revenue was sourced 94% from precious metals (66% gold, 21% silver and 7% PGM) and 83% from the Americas (15% U.S., 19% Canada and 49% Latin America).  Costs and expenses increased year-over-year due to higher depletion and cost of sales, reflecting deliveries from the Antamina and Antapaccay stream acquisitions which were completed in October 2015 and February 2016, respectively.  Oil & gas production levels and prices were stable year-over-year.  Cash provided by operating activities was $121.6 million, an increase of 67% compared to Q3/2015.

Portfolio Updates

•

Precious Metals — U.S.:  GEOs from U.S. precious metals assets increased by 8% year-over-year with decreases from Goldstrike being more than offset by increased production at Marigold and the start of deliveries from the South Arturo mine.  GEOs received from the U.S. precious metal assets were 18,920 GEOs.

•

South Arturo (4-9% royalty) – This project, operated by Barrick and Premier Gold, poured its first gold in August.  Initial royalty payments were net of $3.1 million in advance minimum royalties previously paid.  Q4/2016 payments are expected to be stronger as advance minimum royalties will no longer be netted from future payments.

•	Marigold (0.5-5% royalty) – Silver Standard provided new 5-year guidance that projects higher production averaging 220,000 ounces per year.
•	Bald Mountain (0.875-5% royalty) – Kinross reported that it has received a Record of Decision that will allow for increased exploration activity and a potential expansion.
•

Hollister (3-5% royalty) – Klondex Mines, Franco-Nevada’s partner at Fire Creek/Midas, acquired the Hollister project during the quarter.  Klondex has since reported high grade intersections at the Hatter Graben zone which is on the 5% royalty ground.

•

Mesquite (0.5-2% royalty) – New Gold announced that Mesquite’s full-year gold production is expected to be approximately 15,000 ounces below the guidance range of 130,000 to 140,000 ounces.  Q3/2016 production focused on waste stripping with a stronger Q4/2016 expected.

•	Fire Creek/Midas (Fixed gold deliveries / 2.5% royalty) – Klondex reported increased mineral reserves and resources for its Fire Creek and Midas operations.
•

Stillwater (5% royalty) – Stillwater now anticipates that the Blitz project will add between 270,000 and 330,000 PGM ounces of incremental production annually when fully ramped up by 2021-2022.  This is an increase from the 150,000 to 200,000 PGM ounces that Stillwater previously expected.

•	Castle Mountain (2.65% royalty) – During the quarter, NewCastle Gold reported additional promising drill results and raised additional funding for this project in California.
•	Stibnite Gold (1.7% royalty) – Midas Gold filed its Plan of Restoration & Operations to start the environmental assessment for this historic mine in Idaho.
•

Precious Metals — Canada:  GEOs from Canadian precious metals assets increased by approximately 34% to 17,749 GEOs compared with Q3/2015.  The main contributor to the increase was the Sudbury operation which benefited from stronger production.

•

Detour (2% royalty) – Detour Gold has revised production guidance slightly lower as a result of heavy rains during the summer.  Detour also provided a preliminary 2017 outlook, which estimates production between 540,000 to 590,000 ounces versus the life-of-mine plan for 2017 of 614,000 ounces.

•	Brucejack (1.2% royalty) – Pretium Resources expects to begin commissioning of the underground mine in mid-2017.
•	Eagle (1.5-2% royalty) – Victoria Gold provided an updated feasibility study for this project in the Yukon which is part of the larger Dublin Gulch claim block.
•	Musselwhite (5% profit royalty) — Goldcorp has announced approval for a materials handling project which it expects will increase production by 20% over 2016-2018.
•

Kirkland Lake (2.5% royalty reducing to 1.5%) – In October 2016, Kirkland Lake exercised its option to buyback 1% of an overlying 2.5% NSR for an aggregate cash consideration of approximately $30.5 million ($36.0 million less royalty proceeds attributable to the buyback portion of the NSR paid to Franco-Nevada prior to the date of the buyback).  The NSR, which covers all of Kirkland Lake’s properties (including the Macassa mine), was acquired in October 2013 for $50.0 million.

•

Precious Metals — Latin America: GEOs from Latin American precious metals assets represented the largest year-over-year increase due to the addition of the Antamina and Antapaccay streams.  Precious metal GEOs delivered from Latin America were 63,921 GEOs, an increase of 88% year-over-year.

•

Antamina (22.5% silver stream) – Antamina delivered 19,975 GEOs during the quarter and 49,654 GEOs year-to-date.  GEOs received year-to-date are higher than Franco-Nevada’s original full-year 2016 guidance of 40,000 GEOs.

•	Antapaccay (gold and silver stream) – Antapaccay delivered 22,186 GEOs in Q3/2016.
•

Candelaria (gold and silver stream) – Candelaria delivered 16,807 GEOs, compared to 19,081 GEOs in the prior year quarter, as expected according to its mine plan.  Lundin Mining reported increases in mineral reserves and resources despite depletion.  Lundin also reported that all critical tailings dam construction permits have been received for the Los Diques tailings management facility and that early works are substantially complete.

•

Guadalupe (50% gold stream) – Early in the quarter, the 400,000 minimum ounce Palmarejo obligation was paid and fully met by Coeur Mining.  That results in the original Palmarejo gold stream being terminated and the new Guadalupe stream commencing.  Under the new agreement, deliveries are based on 50% of the gold produced from the Palmarejo property (including the new Guadalupe mine and the western portion of the Independencia mine) with ongoing payments equal to the lesser of $800 per ounce and the then prevailing spot price for gold.  During the quarter, Coeur reported high grade intercepts in Guadalupe’s Block C.

•

Cobre Panama (gold and silver stream) – During the quarter, Franco-Nevada contributed $40 million of its share of construction capital for the Cobre Panama project.  Franco-Nevada at quarter end has contributed $416 million of its total $1 billion commitment for the construction of Cobre Panama.  First Quantum increased its planned 2016 capital expenditure to $450 million from $390 million due to expedited stripping of the pit.  The development remains on track for a phased commissioning in 2018 and continued ramp-up in 2019.

•	Cerro Moro (2% royalty) – Yamana reported that the Cerro Moro project in Argentina is expected to achieve production in early 2018.
•

Precious Metals — Rest of World: GEOs from Rest of World precious metals assets increased year-over-year by 16% mainly due to deliveries from the Karma fixed ounce obligation.  Precious metal GEOs from the Rest of World were 20,972 GEOs during the quarter.

•

Cooke 4 (7% gold stream) – On October 27th, Sibanye Gold announced it has ceased production at the Cooke 4 underground operation.  Franco-Nevada has an approximate $69 million carrying value for this stream.  Once further information is obtained, an impairment analysis will be carried out and recorded in Q4/2016 as appropriate.

•

Karma (fixed gold deliveries and stream) – An additional 1,250 GEOs were sold in the quarter due to the timing of sales being carried over from the previous quarter, for a total of 5,000 GEOs sold in Q3/2016.

•

Ity (1.5% capped royalty) – Endeavour Mining previously reported an increase in reserves at Ity.  It has now reported on two new discoveries, Bakatouo and Colline Sud, that are both on the royalty property and are in close proximity to the current mine.

•	Sissingué (0.5% royalty) – Also in Cote d’Ivoire, Perseus Mining stated it has started construction of Sissingué and expects to pour its first gold in the fourth quarter of 2017.
•	Sabodala (fixed gold deliveries and stream) – Teranga Gold announced that the mill optimization was commissioned early in August. It expects throughput to increase by 15%.
•	Duketon (2% royalty) – Regis Resources has announced reserve increases at its Duketon belt projects.
•

Matilda (3-5% royalty) – Blackham Resources began production at the Matilda Gold Project in July 2016.  The company expects to produce 100,000 ounces per year over an 8 year mine life.  A large land package and large sulphide resource offers longer-term potential.

•

Butcher Well (1% royalty after 50,000 ounces produced) – AngloGold Ashanti has entered into an exploration partnership with Saracen whereby AngloGold can earn up to 70% of the Butcher Well and Lake Carey tenements after spending A$25 million over 6 years.  The exploration partnership excludes the Red October operation on which Franco-Nevada has a 1.75% royalty.

•

Tasiast (2% royalty) – Kinross continues to advance development of the Tasiast Phase One expansion.  Normal operations resumed after a work stoppage in August and the company has signed a new 3-year collective labour agreement with unionized employees.

•	Subika (2% royalty) – Newmont Mining is expected to make a decision in the next quarter regarding an Ahafo mill expansion and the underground development of Subika.
•

Oil & Gas: Revenue from oil & gas assets increased to $8.3 million in Q3/2016 compared to $7.8 million in Q3/2015.  Production remains relatively stable.  Subsequent to quarter end, Franco-Nevada agreed to purchase for $100 million, from a private party, royalty rights in the STACK shale play in Oklahoma’s Anadarko basin.  The STACK has been gaining momentum over the past couple of years due to its status as one of the most economic shale plays in North America.  The lands consist of 16,865 acres of GORR and mineral title rights that with pooling provides an estimated gross acreage of 74,880 acres with an estimated average 1.61% royalty rate.  The top two operators of the lands are Newfield Exploration and Devon Energy.  Both companies have made the STACK a major focus of their capital spending, a portion of which will be on the royalty lands. Full-field development is expected to begin in 2017.  Cash flow from the royalty acreage as of September represents an annualized rate of $3 million per year and this is expected to grow substantially as full-field development is rolled out.

Guidance

Franco-Nevada realized record growth from its mineral assets for the first nine months of 2016.  Mineral assets contributed 342,473 GEOs, while Franco-Nevada’s Oil & Gas assets contributed $19.7 million in revenue in the nine months ended September 30, 2016.  As a result, Franco-Nevada is pleased to raise its guidance for 2016 as follows:

		Previously announced	Revised guidance
Mineral assets - GEO production[1]	(oz)	425,000 - 445,000 GEOs	445,000 - 455,000 GEOs
Oil & Gas assets - Revenue[2]	($)	$15.0 million - $25.0 million	$25.0 million - $30.0 million
[1]	In forecasting GEOs for the remainder of 2016, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,300/oz Au, $18.00/oz Ag, $950/oz Pt and $650/oz Pd.
[2]	In forecasting revenue from Oil & Gas assets for the remainder of 2016, the WTI oil price is assumed to average $50 per barrel with a $3.50 per barrel price differential for Canadian oil.

Of the 445,000 to 455,000 GEOs, Franco-Nevada expects to receive 315,000 to 325,000 GEOs under its various stream agreements.  For the first nine months of 2016, 243,896 GEOs have been received from stream agreements, while 222,670 GEOs were received for full year 2015.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.22 per share.  The dividend will be paid on December 22, 2016 to shareholders of record on December 8, 2016.  The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on November 4, 2016.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (“DRIP”).  Participation in the DRIP is optional.  The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced.  The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com.  Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada.  Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities.  A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Tuesday, November 8, 2016 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q3/2016 results.  Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 231-8191; International: (647) 427-7450
•	Conference Call Replay until November 15: Toll-Free (855) 859-2056; Toronto (416) 849-0833; Pass code 96664262
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
(416) 306-6328	(416) 306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For Q3 2016, the average commodity prices were as follows: $1,335 gold (2015 - $1,124), $19.62 silver (2015 - $14.91), $1,084 platinum (2015 - $988) and $676 palladium (2015 - $615).

2

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of investments; and foreign exchange gains/losses and other income/expenses.

3

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): foreign exchange gains/losses and other income/expenses; gains/losses on the sale of investments; impairment charges related to royalty, stream and working interests and investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliation to IFRS measures:

	Three months ended September 30,
(expressed in millions, except per share amounts)	2016	2015
Net Income (Loss)	$54.4	$15.2
Income tax expense (recovery)	12.9	8.5
Finance expenses	0.7	0.6
Finance income	(0.5)	(1.3)
Depletion and depreciation	72.9	49.7
Non-cash costs of sales	1.8	1.7
Impairment of investments	—	1.9
Foreign exchange (gains)/losses and other (income)/expenses	—	1.2
Adjusted EBITDA	$142.2	$77.5
Basic Weighted Average Shares Outstanding	178.1	156.9
Adjusted EBITDA per share	$0.80	$0.49

	Three months ended September 30,
(expressed in millions, except per share amounts)	2016	2015
Net Income (Loss)	$54.4	$15.2
Foreign exchange (gains)/losses	0.2	1.3
(Gain) on sale of investments	(0.2)	—
Impairment of investments	—	1.9
Tax effect of adjustments	0.3	1.0
Other tax related adjustments:
Valuation allowance	(1.2)	—
Adjusted Net Income	$53.5	$19.4
Basic Weighted Average Shares Outstanding	178.1	156.9
Adjusted Net Income per share	$0.30	$0.12

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	September 30, 2016	December 31, 2015

ASSETS
Cash and cash equivalents (Note 4)	$277.6	$149.2
Short-term investments (Notes 5 & 8)	—	18.8
Receivables (Note 8)	72.4	65.1
Prepaid expenses and other (Notes 6 & 13)	34.8	41.6
Current assets	384.8	274.7

Royalty, stream and working interests, net	3,684.7	3,257.5
Investments (Notes 5 & 8)	131.7	94.8
Deferred income tax assets	23.3	16.1
Other assets (Notes 7 and 13)	26.5	31.2
Total assets	$4,251.0	$3,674.3

LIABILITIES
Accounts payable and accrued liabilities	$19.5	$18.0
Current income tax liabilities	7.7	2.8
Current liabilities	27.2	20.8

Debt (Note 13)	—	457.3
Deferred income tax liabilities	35.7	33.2
Total liabilities	62.9	511.3

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	4,654.0	3,709.0
Contributed surplus	43.2	44.3
Deficit	(292.6)	(302.2)
Accumulated other comprehensive loss	(216.5)	(288.1)
Total shareholders’ equity	4,188.1	3,163.0

Total liabilities and shareholders’ equity	$4,251.0	$3,674.3

Subsequent events (Note 17)

The accompanying notes are an integral part of these condensed consolidated financial statements and can be found in our Q3 2016 Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Revenue (Note 9)	$172.0	$103.7	$454.9	$322.3

Costs and expenses
Costs of sales (Note 10)	28.0	22.4	80.1	68.8
Depletion and depreciation	72.9	49.7	206.6	150.5
(Gain) loss on sale of gold bullion (Note 16(a))	(0.7)	0.5	(2.8)	0.5
Impairment charges	—	—	—	0.1
Corporate administration (Notes 11 & 14(c))	3.8	4.0	14.9	12.2
Business development	0.5	1.0	1.1	2.8
	104.5	77.6	299.9	234.9

Operating income	67.5	26.1	155.0	87.4

Foreign exchange gain (loss) and other income (expenses) (Notes 5 & 16(a))	—	(1.2)	4.2	(2.4)
Impairment of investments	—	(1.9)	—	(1.9)
Income before finance items and income taxes	67.5	23.0	159.2	83.1

Finance items
Finance income	0.5	1.3	2.6	3.2
Finance expenses (Note 13)	(0.7)	(0.6)	(2.8)	(1.5)
Net income before income taxes	67.3	23.7	159.0	84.8

Income tax expense (Note 12)	12.9	8.5	32.3	28.8

Net income	$54.4	$15.2	$126.7	$56.0

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized gain (loss) in the market value of available-for-sale investments, net of income tax expense of $1.2 (2015 - income tax expense of $0.3), income tax expense of $1.7 (2015 - income tax recovery of $1.0) (Note 5)	8.1	0.1	34.7	(4.3)
Realized change in market value of available-for-sale investments	(0.2)	(1.9)	(4.5)	(2.8)
Currency translation adjustment	(4.1)	(67.3)	41.4	(141.8)
Other comprehensive income (loss)	3.8	(69.1)	71.6	(148.9)

Total comprehensive income (loss)	$58.2	$(53.9)	$198.3	$(92.9)

Basic earnings per share (Note 15)	$0.31	$0.10	$0.72	$0.36
Diluted earnings per share (Note 15)	$0.30	$0.10	$0.72	$0.36

The accompanying notes are an integral part of these condensed consolidated financial statements and can be found in our Q3 2016 Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the nine months ended September 30,
	2016	2015
Cash flows from operating activities
Net income	$126.7	$56.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	206.6	150.5
Proceeds from sale of gold bullion (Note 16(b))	59.4	36.6
Acquisition of gold bullion (Note 16(b))	(47.8)	(50.9)
Impairment charges	—	0.1
Impairment of investments	—	1.9
Other non-cash items	(0.8)	0.3
Gain on sale of investments (Note 5)	(4.5)	(0.9)
Non-cash costs of sales (Note 10)	5.3	5.0
Deferred income tax expense (Note 12)	2.6	8.0
Share-based payments (Note 14(c))	3.7	4.1
Unrealized foreign exchange loss	0.3	3.0
Mark-to-market on warrants (Note 5)	—	0.3
Operating cash flows before changes in non-cash working capital	351.5	214.0
Changes in non-cash working capital:
(Increase) decrease in receivables	(7.3)	22.1
Increase in prepaid expenses and other	(1.4)	(6.8)
Increase in current liabilities	6.3	0.1
Net cash provided by operating activities	349.1	229.4

Cash flows from investing activities
Proceeds from sale of investments	24.0	24.7
Acquisition of investments	(1.6)	(96.6)
Acquisition of royalty, stream and working interests	(597.1)	(44.2)
Acquisition of oil & gas well equipment	(1.7)	(2.3)
Acquisition of property and equipment	(0.1)	—
Net cash used in investing activities	(576.5)	(118.4)

Cash flows from financing activities
Net proceeds from issuance of common shares (Note 14(a))	883.5	—
Repayment of Credit Facility (Note 13)	(460.0)	—
Credit facility amendment costs	—	(1.2)
Payment of dividends (Note 14(b))	(87.4)	(70.4)
Proceeds from exercise of stock options (Note 14(a))	16.1	0.5
Net cash provided by (used in) financing activities	352.2	(71.1)
Effect of exchange rate changes on cash and cash equivalents	3.6	(27.0)
Net change in cash and cash equivalents	128.4	12.9
Cash and cash equivalents at beginning of period	149.2	592.5
Cash and cash equivalents at end of period	$277.6	$605.4

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$2.4	$1.2
Income taxes paid	$27.1	$24.2

The accompanying notes are an integral part of these condensed consolidated financial statements and can be found in our Q3 2016 Report available on our website